# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KAYNE DL 2021, INC., CIK 0001850787
CUSIP: 000000000
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 717 Texas Avenue, Suite 2200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 04/16/2026
Amends the filing with accession number 0001104659-21-150372
Filed by CIK 0001480561
Persons authorized to receive notices and communications: Garon Meikle, Chief Financial, UAW Retiree Medical Benefits Trust, 1155 Brewery Park Blvd., Suite 400, Detroit, Michigan (MI), 48207, (313) 324-5900

## Reporting persons
- UAW Retiree Medical Benefits Trust (CIK 0001480561): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 67,001.91; sole dispositive power 0; shared dispositive power 67,001.91; aggregate amount beneficially owned 67,001.91 (99.1% of the class)
- UAW Chrysler Retirees Medical Benefits Plan (CIK 0001795057): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 13,065.37; sole dispositive power 0; shared dispositive power 13,065.37; aggregate amount beneficially owned 13,065.37 (19.3% of the class)
- UAW Ford Retirees Medical Benefits Plan (CIK 0001795052): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 20,368.58; sole dispositive power 0; shared dispositive power 20,368.58; aggregate amount beneficially owned 20,368.58 (30.1% of the class)
- UAW GM Retirees Medical Benefits Plan (CIK 0001795050): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 33,567.96; sole dispositive power 0; shared dispositive power 33,567.96; aggregate amount beneficially owned 33,567.96 (49.6% of the class)
- Hershel Harper (CIK 0001794997): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 67,001.91; sole dispositive power 0; shared dispositive power 67,001.91; aggregate amount beneficially owned 67,001.91 (99.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: KAYNE DL 2021, INC.
Address of issuer's principal executive offices: 717 Texas Avenue, Suite 2200, Houston, Texas (TX), 77002

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended to include the following:

On October 16, 2025, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 46.06 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 71.81 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 118.34 Shares. The price per Share was $5,246.00.

On January 16, 2026, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 47.48 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 74.02 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 121.99 Shares. The price per Share was $5,230.00. The effective purchase date of these Shares is January 16, 2026, however, the number of Shares purchased was not known until the net asset value of the Issuer was finalized on January 22, 2026.

On April 16, 2026, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 43.00 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 67.03 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 110.47 Shares. The price per Share was $5,208.00. The effective purchase date of these Shares is April 16, 2026, however, the number of Shares purchased was not known until the net asset value of the Issuer was finalized on April 22, 2026.

On July 16, 2026, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 41.45 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 64.61 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 106.48 Shares. The price per Share was $5,185.00. The effective purchase date of these Shares is July 16, 2026, however, the number of Shares purchased was not known until the net asset value of the Issuer was finalized on July 21, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Shares to which this Amendment No. 20 relates is 67,001.91. Such aggregate number of Shares represents 99.1% of the common stock of the Issuer. The percentage reported in this Amendment No. 20 is calculated based upon 67,613.62 Shares outstanding as of July 16, 2026 as indicated by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 13,065.37 Shares. Such Shares represent 19.3% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 20,368.58 Shares. Such Shares represent 30.1% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 33,567.96 Shares. Such Shares represent 49.6% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 67,001.91 Shares held by the Plans. Such Shares represent 99.1% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 67,001.91 Shares held by the Plans. Such Shares represent 99.1% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- UAW Retiree Medical Benefits Trust: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/23/2026)
- UAW Chrysler Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/23/2026)
- UAW Ford Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/23/2026)
- UAW GM Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/23/2026)
- Hershel Harper: /s/ Hershel Harper, Hershel Harper (07/23/2026)